

September 17, 2010

Mr. Mark Szporka
Chief Financial Officer
Welltek Incorporated
1030 North Orange Avenue
Suite 105
Orlando, Florida   32801

      Re: **Welltek Incorporated**
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Form 10-Q for the Quarterly Period Ended June 30, 2010
               File No. 333-157360

Dear Mr. Szporka:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K December 31, 2009

Statement of Operations, page F-4

1.   Since the company is reporting losses, diluted loss per share should not assume the dilutive effect of stock options and warrants as the effect is antidilutive. Refer to ASC 260-10-45-17.

Form 10-Q June 30, 2010

Statement of Operations, page 2

2.   Depreciation expense for both the six months and three months ended June 30, 2010 is reported at $28,921. Explain why no depreciation was recognized for the three months ended March 31, 2010.

Statement of Cash Flow, page 3

3.   Tell us why "payment of capital lease" provides cash rather than using cash.

4.   The amount of $189,935 does not have a caption.

Note 1 Nature of Business, page 5

5.   Disclose why the entire purchase price of a 51% interest in WellCity was allocated to goodwill and how you are accounting for your investment in WellCity. Provide all the disclosures required by ASC 805-10-50, ASC 805-20-50 and ASC 805-30-50 such as: qualitative description of the factors that make up the goodwill recognized, the fair value of the noncontrolling interest at the acquisition date, the amounts of revenue and earnings included in the income statement since the acquisition date, and supplemental pro forma information.

6.   Tell us why the acquisition of WellCity did not require filing of an Item 2.01 Form 8-K including financial statements required by Item 9.01 of Form 8-K.

Note 6 Notes Payable, page 10

7.   As "other" has become significant, disclose the terms of these notes.

8.   Disclose the conversion terms of the 5% note.

9.   Disclose which debt was converted into 35 million shares and the date of the conversion. Disclose how the number of shares issued was determined and why the shares issued were recorded at $80,000 ($.002 per share) rather than fair value. Reference supporting authoritative literature. Address consideration of any beneficial conversion feature or induced conversion expense.

Disclosure Controls and Procedures, page 15

10.   You disclose that your disclosure controls and procedures were not effective at June 30, 2010. Revise the disclosure to explain the reasons for your conclusion. Explain the

procedures that you have established or will be establishing and the time frame in which these procedures will be implemented. Identify the party or parties responsible for creating and implementing these procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Vanjoske, Assistant Chief Accountant at (202) 551-3614 if you have any questions. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant